                                                                  EXHIBIT 6.04


EMPLOYMENT AGREEMENT

         This AGREEMENT made as of the 27th day of May, 1999, by and between SHOWSTAR ENTERTAINMENT CORPORATION, a Colorado corporation (the "Company"), and JOHN PUNZO ("Employee").

WHEREAS, Employee heretofore has been employed by the Company and the Company seeks to reward Employee by entering into this Agreement with Employee;

WHEREAS, the Company and Employee mutually desire that Employee continue to be employed by the Company and that Employee devote reasonable efforts and attention to the operation of the Company; and

WHEREAS, the Company and Employee mutually desire to set forth the terms of their intended employment relationship;

NOW THEREFORE, in consideration of the premises and the terms hereinafter set forth, the parties, intending to be legally bound, agree as follows:

1. Employment of Employee. Beginning on the Effective Date (hereinafter defined), the Company shall employ Employee, and Employee shall accept employment by the Company, as its Chairman of the Board of Directors, President and Chief Executive Officer pursuant to the terms of this Agreement. Employee currently is a member of the Company's Board of Directors; the Company shall use it best efforts to cause Employee to be reelected to the Board of Directors while Employee is employed by the Company.

2. Employee's Duties. Employee's primary duties will consist of those as may be reasonably determined by the Board of Directors and as are generally consistent with the duties of a Chief Executive Officer of the Company. The Board of Directors will assist and work with the Employee in the performance of his duties.

3. Time Obligations; Other Employment. Employee shall be a full-time employee of the Company and shall devote reasonable efforts to the Company's business and purposes. Employee shall not engage in any activities in conflict with the purposes and businesses of the Company as from time to time conducted.

4. Compensation. For all services rendered by Employee to the Company under this Agreement or otherwise, the Company shall compensate Employee as follows commencing on the Effective Date:

          4.1. Base Salary. Base salary at the rate of $12,500 per month, subject, however, to any increase(s) as determined by the Company. Base salary shall be payable no less often than twice each month, on the fifteenth and on the last day of each month, in conformity with the usual salary payment practices of the Company.

          4.2. Restricted Stock Grant. Upon the Effective Date, the Company shall award to Employee One Million (1,000,000) shares of the common stock of the Company ("Grant Shares"), which shall vest in and become owned by Employee at the rate of One Hundred Thousand (100,000) shares at the end of each successive three-month period during the term of this Agreement, commencing on the Effective Date, with the result that all 1,000,000 Grant Shares shall vest in and become owned by Employee after the initial Thirty
(30) months of the term of this

Agreement. In the event that Employee's employment by the Company terminates before all Grant Shares are vested, all Grant Shares not vested shall immediately vest. In addition, Employee's right to all Grant Shares shall immediately vest twenty (20) days before a Change in Control Event, as defined below.

          4.3. Stock Options. In addition to the base salary and Grant Shares set forth above, the Company shall grant to Employee, upon the Effective Date, options to purchase One Million (1,000,000) shares of common stock of the Company exercisable at $0.50 per share. Such options shall vest in and become exercisable by Employee at the rate of options on One Hundred Thousand (100,000) shares at the end of each successive three (3) month period commencing on the Effective Date. This will result in the options on all 1,000,000 shares being entirely vest in and becoming exercisable by Employee thirty (30) months after the Effective Date. The foregoing notwithstanding, Employee's right to all of the said options shall vest and all of the said options shall become immediately exercisable, twenty (20) days before a Change in Control Event, as defined below. All of such options, to the extent not exercised, shall expire ten (10) years after the Effective Date. In addition to the foregoing, Employee shall be included in the group of senior executives considered for future grants of stock options under stock option plans, if any, in effect for the Company from time to time.

          4.4. Performance Bonus. Employee also shall be entitled to receive a performance bonus in cash, payable within 90 days following the end of each fiscal year of the Company during the term of this Agreement, equivalent to Five Per Cent (5%) of the pretax profits of the Company, if any, during such fiscal year, as reasonably determined by the Company in accordance with generally accepted accounting principles consistently applied.

          4.5. Benefits. Employee shall be entitled to all fringe benefits offered generally to the Company's senior officers and any other benefit plans established by the Company, subject to the rules and regulations in effect regarding participation in such plans.

          4.6. Severance Payment. If a Change in Control Event should occur and Employee's employment by the Company hereunder be terminated for any reason (voluntarily or involuntarily) within two (2) years thereafter, Employee shall be paid a lump sum payment equal to three (3) times his then annual rate of base salary simultaneously with such termination.

5.  Confidentiality; Change in Control Event

          5.1. Employee agrees that he will not, except to the Company, its subsidiaries and affiliates, communicate or divulge to any person, firm or corporation, directly or indirectly, any confidential or proprietary information relating to the business, customers and suppliers or other affairs of the Company, its parents, subsidiaries and their affiliates.

          5.2. For purposes of this Agreement, a "Change in Control Event" shall mean (i) a sale or other change in control of all or a substantial portion of all of the Company's assets or (ii) any transaction or series of related transactions (including without limitation any reorganization, merger or consolidation) which results to the shareholders of the Company immediately prior to such transaction holding, following such transaction, less than fifty percent (50%) of the voting power of the surviving or continuing entity or
(iii) a change of the voting group that in fact controls the Company on the Effective

Date or (iv) a change in persons who constitute a majority of the Board of Directors of the Company on the Effective Date.

6.  Term and Termination.

          6.1. This Agreement shall become effective on the date it is executed by both parties (the "Effective Date"). Unless otherwise terminated as provided in this section 10, the term of Employee's employment shall expire on December 31, 2004, provided, however, that the term of this Agreement shall thereafter automatically renew for successive one-year periods unless either party gives notice to the other party of non-renewal no later that October 31st in any calendar year of this Agreement after 2003. Any such notice of non-renewal shall be deemed a termination without cause for purposes hereof.

          6.2. The provisions of paragraph 6.1 notwithstanding, this Agreement shall terminate upon the occurrence of any one or more of the following:

               a.  Death of Employee; or

               b. Inability of Employee to perform his duties for a period of one hundred eighty (180) consecutive days due to sickness, disability or any other cause, unless Employee is granted a leave of absence by the Company.

7. Notice and Opportunity to Cure. Whenever a breach of this Agreement by either party is relied upon as a justification for any action taken by the other party, before such action is taken, the party asserting the breach shall give the other party written notice of the existence and nature of the breach and such other party shall have the opportunity to correct such breach during the sixty-day period following such notice. If such cure is effected, then any such breach shall not be a basis for the party intending to rely thereon.

8. Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be given by personal delivery or by registered or certified mail, return receipt requested, addressed as follows:

         If to Employee:                    John Punzo
                                            12484 - 63A Avenue
                                            Surrey, British Columbia
                                            Canada  V3X 2C7

         If to the Company:                 Showstar Entertainment Corporation
                                            300 - 555 West Georgia Street
                                            Vancouver, British Columbia
                                            Canada  V6B 1Z5

                    With a copy to:         James F. Biagi, Jr., Esq.
                                            Monahan & Biagi P.L.L.C.
                                            701 Fifth Avenue - Suite 5701
                                            Seattle, WA 98104-7003

or to such other address as the party to receive the notice or other communication shall have designated by notice to the other hereunder. The date any such notice or other communication shall be deemed hereunder to have been given shall be seven (7) days after the date that it is deposited in the mails, with proper postage prepaid, or when delivered personally by hand, courier or otherwise.

9. Assignment. The rights of either party shall not be assigned or transferred, whether voluntarily or by operation of law or otherwise, without the other party's prior written consent, nor shall the duties of either party be delegated in whole or in part, whether voluntarily or by operation of law or otherwise, without the other party's prior written consent. Any attempted assignment, transfer or delegation shall be of no force or effect unless so consented to in writing.

10. Preparation of Agreement. Employee acknowledges that this Agreement was prepared by attorneys representing the Company. This Agreement will have tax and other consequences to Employee. Employee acknowledges that he has been advised by the Company to consult with an attorney, tax advisor and other Employees of his choice before entering into this Agreement and he has done so. Employee further acknowledges that he has not relied upon any legal or tax advice of the Company or the Company's attorney in connection with this Agreement.

11.  Miscellaneous.

          11.1. Waiver. No delay or failure by a party to exercise any right under this Agreement, and no partial or single exercise of that right, shall constitute a waiver of that or any other right, unless otherwise expressly set forth in a writing signed by such party. No consent or waiver, express or implied, by either party to any breach or default by the other party in the performance by the other of its or his obligations hereunder shall be effective unless made in a writing duly executed by the party giving or making such consent or waiver. No such consent or waiver shall be deemed or construed to be consent or waiver to or of any other breach or default in the performance by such other party of the same or any other obligation of such party.

          11.2. Amendments. To be effective, all changes, additions and other amendments to this Agreement must be set forth in a writing signed by the party to be charged, and no oral changes, additions or other amendments hereto shall be binding upon either party.

          11.3. Integration. This Agreement constitutes the entire agreement between the parties relating to the subject matter hereof and supersedes and cancels all other prior agreements, understandings, representations, warranties, inducements or other matters in connection with such subject matter.

          11.4. Severability; Blue Pencil. The unenforceability or invalidity of any provision of this Agreement in a particular case shall not render unenforceable or invalid in such case any other provision hereof or such provision in any other case. If any one or more of the provisions of this Agreement shall for any reason be deemed excessive as to duration, scope, activity or subject or shall be otherwise unenforceable, such provision(s) shall be construed or recast so as to enforce the intent of the parties as herein set forth to the greatest extent permitted by applicable law.

          11.5. Headings. The headings and titles in this Agreement are for purposes of convenience of reference only and shall not in any way affect the meaning, interpretation or enforcement of this Agreement.

          11.6. Governing Law. This Agreement shall be governed by the laws of the State of Washington as in effect for contracts made and to be performed in the State of Washington. The parties hereby submit to the jurisdiction of the courts of, and the federal courts located in, the State of Washington for all purposes related to this Agreement and the relationship between the parties, and such courts shall have exclusive jurisdiction of the subject matter hereof and thereof.

          11.7. Nature of Relationship. The relationship of the parties shall be only that of employer and employee. The parties do not intend to be partners and neither party shall hold itself out as being a partner of, or having a similar relationship with, the other party.

          11.8. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                                     COMPANY:

EMPLOYEE:                                      SHOWSTAR ENTERTAINMENT
                                                     CORPORATION


/s/                                                  By: /s/

John Punzo